EXHIBIT 12.1

AMERICAN CASINO & ENTERTAINMENT PROPERTIES LLC

RATIO OF EARNINGS TO FIXED CHARGES

	YEARS ENDED DECEMBER 31,
	2004	2003	2002	2001	2000
	(in thousands)
Income before income taxes	$30,972	$18,884	$5,770	$6,602	$9,781

Fixed Charges:
Interest Expense	17,793	4,961	5,246	5,418	3,197
Amortized capitalized expenses related to indebtedness	1,146	428	744	553	97
Estimated interest within rental expense	223	295	326	319	337
Amortization of capitalized interest	206	256	257	475	600

Earnings as defined	$50,340	$24,824	$12,343	$13,367	$14,012

Fixed Charges (including capitalized items)
Interest Expense	$17,793	$4,961	$5,246	$5,418	$3,197
Interest Capitalized	—	—	—	1,857	458
Amortized capitalized expenses related to indebtedness	1,146	428	744	553	97
Estimated interest within rental expense	223	295	326	319	337

Fixed charges as defined	$19,162	$5,684	$6,316	$8,147	$4,089

Ratio of Earnings to Fixed Charges	2.6	4.4	2.0	1.6	3.4